Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Personal Retirement Manager Select Series III
Personal Retirement Manager B-Share Series II
Huntington Personal Retirement Manager B-Share Series II
Personal Retirement Manager I-Share Series II
Personal Retirement Manager L-Share Series II
Personal Retirement Manager Select Series II
Personal Retirement Manager B-Share Series I
Personal Retirement Manager C-Share Series I
Personal Retirement Manager L-Share Series I
Huntington Personal Retirement Manager B-Share Series I
Huntington Leaders Series III
Personal Retirement Manager Select Series I
Leaders Select Series III
Leaders Series IV
Leaders Access Series IV
Leaders Plus Series IV
Leaders Outlook Series IV
Leaders Platinum Series I
Leaders platinum Outlook Series I
Leaders / Chase Series III
Huntington Leaders Series II
Huntington Leaders Outlook Series IV
Leaders Ultra
Leaders Select Series II
Leaders Select Outlook Series II
Leaders Select Plus Series II
Leaders Foundation Series I
Leaders Foundation Edge Series I

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Personal Retirement Manager Foundation O-Share
Personal Retirement Manager B-Share Series II
Personal Retirement Manager C-Share Series II
Personal Retirement Manager I-Share Series II
Personal Retirement Manager L-Share Series II
Personal Retirement Manager V-A Series II
Personal Retirement Manager B-Share Series I
Personal Retirement Manager C-Share Series I
Personal Retirement Manager C-Share Series II
Personal Retirement Manager I-Share Series I
Personal Retirement Manager L-Share Series I
Leaders Series V
Leaders Access Series V
Leaders Advisory Series V
Personal Retirement Manager V-A Series I
Leaders Series V-A
Personal Retirement Manager Foundation Edge Series II
Leaders Foundation Edge Series II

November 15, 2022, update to the Product Notice dated May 2, 2022

The AB VPS Small/Mid Cap Value Portfolio will be renamed to AB VPS Discovery Value Portfolio on or about May 1, 2023.
This update should be retained for future reference.
HV-7944